



Tom Hennessy · 3rd
Founding Partner at Hennessy & Roach, P.C.
Greater Chicago Area · **Contact info**

500+ connections

 Prewrite.com

 University of Illinois Chicago
School of Law

Experience



Investor
Prewrite.com
Jan 2020 – Present · 1 yr 9 mos
Chicago, Illinois



Co-Founder
The BOSS by BaseballTech.com
Nov 2017 – Present · 3 yrs 11 mos
San Antonio, Texas

 The Boss



Co-Founder
Crafthouse Cocktails by Charles Joly
Nov 2012 – Present · 8 yrs 11 mos
chicago, illinois



Founding Partner
Hennessy & Roach, P.C.
May 1993 – Present · 28 yrs 5 mos
greater chicago area

Member of Management Committee.
Continuing our firm's growth in Wisconsin, Illinois, Indiana, Missouri, Iowa, Nebraska and
Kansas by earning our clients' trust, confidence and loyalty every day. It's the same approach
that has allowed us to grow from 2 attorneys in 1993 to 76 attorneys in 2019.

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Education



University of Illinois Chicago School of Law
Juris Doctor, Law
1985 – 1988



Illinois State University
BS, Business Administration
1980 – 1984